Form 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0362
	Washington, D.C. 20549	Expires: December 31, 2001
Estimated average burden hours per response 1.0

Check this box if no longer  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16. Form 4
or Form 5 obligations may continue. See instruction 1(b)

Form 3 holdings reported        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 transactions reported

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol WESTVACO CORPORATION W					6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
								___Director X Officer(give title below)	___10% Owner ___Other (specify below)
(Last) Osar,	(First) Karen	(Middle) R.	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####		4. Statement for Month/Year October 31, 2001			Senior Vice President and Chief Financial Officer
(Street) One High Ridge Park					5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) _X Form filed by One Reporting Person ___Form Filed by More than One Reporting Person*
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Transaction Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
					Amount	(A) or (D)	Price

Table II ----Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Officer Stock Option (Right to Buy)	$27.91	11/28/00	A	35,000		11/28/01	11/28/10	Common Stock (a)	35,000		35,000	D

Explanation of Responses:

(a) Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from Westvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights. The Board of Directors may lower the above-mentioned thresholds to not less than 10%.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see instruction 6 for procedure.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

	/s/ Karen R. Osar **Signature of Reporting Person	12/7/01 Date:

(over) SEC 2270 (3-99)

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